Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-216452, 333-216453, and 333-216486 on Form S-3 of our report on the financial statements and financial statement schedules of Brighthouse Life Insurance Company of NY (the “Company” and formerly First MetLife Investors Insurance Company) for the year ended December 31, 2016, dated March 24, 2017 (which report expresses an unqualified opinion on the financial statements and the related schedules, and includes an explanatory paragraph regarding the Company being a member of a controlled group of affiliated companies such that its results may not be indicative of those of a standalone entity, as described within Note 1), appearing in this Annual Report on Form 10-K of Brighthouse Life Insurance Company of NY for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP
New York, New York
March 24, 2017